Exhibit 1

CODE OF BUSINESS CONDUCT AND ETHICS

February 2014

INTRODUCTION

The Code of Business Conduct and Ethics (the “Code”) applies to Brookfield Asset Management Inc. and its wholly-owned subsidiaries (“Brookfield Asset Management”) and its public-traded controlled affiliates (“Controlled Affiliates”, and collectively with Brookfield Asset Management, “we”, “us”, “our”, “Brookfield” or the “company”). Brookfield Asset Management expects publicly-traded Controlled Affiliates to adopt the Code, or a similar code of conduct that supplements, but does not conflict with, the substance of the Code. Before you begin your relationship with the company, you will be required to complete the form attached to the Code as Appendix A, which serves as a formal acknowledgement that you have received, read and understood the Code, and will comply with it. All directors, officers and employees at Brookfield (collectively, “you”) are expected to annually recertify their compliance with the Code.

FREQUENTLY ASKED QUESTIONS

WHY DO WE HAVE A CODE?

The Code is in place in order to prescribe the expected moral and ethical standards of conduct required of the company’s directors, officers and employees.

WHO MUST FOLLOW THE CODE?

All directors, officers and employees of Brookfield Asset Management and Controlled Affiliates must act according to the principles set forth in the Code.

WHAT ARE YOUR RESPONSIBILITIES?

You have made a commitment to understand and follow the principles in the Code and you certify annually your commitment to these principles. You are also expected to disclose any misconduct that may violate the Code which you know of and has not been previously reported. Concerns about potential or suspected unethical, unprofessional, illegal, fraudulent or other questionable behaviour must be reported in accordance with the section of the Code entitled “Reports and Complaints”.

HOW WILL I KNOW IF THERE IS A PROBLEM?

The Code attempts to address the most common legal and ethical issues that you may encounter while at Brookfield. However, it cannot address every question that may arise. When you’re not sure of the ethical action or inaction to take, always act in the best interests of the company and ask yourself the following questions:

•	Is it illegal?
•	Does it feel like the wrong thing to do?
•	Would you feel uncomfortable if others knew about it?
•	Will it have the potential to create a negative perception of you or the company?
•	Do you have a personal interest that has the potential to conflict with the company’s interest?

If you answer “yes” to any of these questions you should consider whether your proposed conduct is appropriate.

HOW SHOULD I SEEK GUIDANCE?

An explanation of each of the company’s rules is set forth in the Code. If you have questions regarding the application of any rule or about the best course of action in a particular situation, you should seek guidance from your supervisor or internal legal counsel.

WHAT IF I WOULD LIKE TO MAKE AN ANONYMOUS REPORT?

You may make an anonymous report by contacting the company’s reporting hotline, which is operated by an independent third party and is available 24 hours a day, 7 days a week. If you choose to make an anonymous report, your anonymity will be protected to the fullest extent possible. Keep in mind, however, that maintaining your anonymity may limit the company’s ability to investigate your concerns.

WHAT IF I AM CONCERNED ABOUT RETALIATION?

Brookfield does not tolerate acts of retaliation against anyone who makes a good faith report of known or suspected ethical or legal misconduct. A “good faith” report means that you have provided all of the information you have and you reasonably believe it to be true. In addition, Brookfield prohibits retaliation against anyone who participates in investigations in good faith. Retaliatory acts may lead to disciplinary action against the person responsible for the retaliation, up to an including termination for cause. If you believe you have experienced retaliation, you should report it immediately to your supervisor or internal legal counsel.

WHAT ARE THE CONSEQUENCES FOR VIOLATING THE CODE?

Violations of the Code can vary in its consequences. If you’re an officer or employee, it could result in a reprimand or other disciplinary action, including the termination of your employment at the company for cause. If you’re a director, a violation may necessitate your resignation. Certain violations of the Code also contravene applicable laws and therefore can have severe consequences. Depending on your actions, failing to comply could lead to civil or criminal prosecution, which could result in substantial fines, penalties and/or imprisonment.

SUMMARY OF THE CODE’S RULES

As a director, officer or employee, when acting on behalf of the company you are expected to:

1.	Use company assets only for legitimate business purposes.

2.	Protect the company’s proprietary and confidential information.

3.	Protect others’ proprietary and confidential information.

4.	Manage records properly.

5.	Use email, the Internet, telephones (including company-provided cellular phones) and other forms of oral and written communication properly and appropriately.

6.	Conduct your business activities without an expectation of privacy.

7.	Only speak on behalf of the company when authorized to do so.

8.	Refrain from using social media to comment on any matters related to the company.

9.	Ensure that you avoid situations in which your personal interests conflict, may conflict or may appear to conflict with the interests of the company.

10.	Exercise extra caution when managing third party capital.

11.	Exhibit personal behavior that is consistent with and reinforces a positive image of the company.

12.	Remember your duties to Brookfield when participating in outside interests.

13.	Obtain permission before joining the board of directors or similar body of another entity.

14.	Do not take corporate opportunities as your own personal opportunities.

15.	Ensure that the books and records of the company are complete and accurate.

16.	Ensure that all business transactions are properly authorized.

17.	If you are involved in disclosing financial and other information to the public, ensure that the company provides fair and accurate public disclosure.

18.	Deal fairly with the company’s stakeholders.

19.	Help create a tolerant work environment free from discrimination.

20.	Help create a workplace free from harassment.

21.	Report all incidents of discrimination and harassment.

22.	Help ensure the health and safety of fellow directors, officers and employees.

23.	Protect one another’s private personal data.

24.	Know and comply with all laws, rules and regulations applicable to your position.

25.	Respect the intellectual property of others.

26.	Do not trade in the company’s securities and in any other publicly-traded securities if you possess material nonpublic information.

27.	Do not engage in the “tipping” of information.

28.	Do not trade during a company-imposed blackout period.

29.	If you are physically situated in a corporate head office or otherwise have an organizational role that requires trade preclearance, you must pre-clear all your trades in publicly-traded securities.

30.	Ensure that our operations are not used for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities.

31.	Do not give or receive bribes, including “facilitation payments”.

32.	Always take into account the sensitivity and scrutiny involved in all our interactions with any public officials.

33.	Do not let joint venture partners, agents, contractors and suppliers pay bribes on our behalf.

34.	The giving or receiving of gifts and entertainment should be proportionate and reasonable for the circumstances.

35.	Do not offer contributions to political parties or candidates that might influence, or be perceived as influencing, a business decision.

36.	Do not engage in any lobbying activities on behalf of the company without specific authorization.

37.	Do not solicit or offer donations to suppliers, vendors or public officials in a manner which communicates that compliance is a prerequisite for future business.

38.	Record all our transactions in a complete, accurate and detailed manner so that the purpose and amount of the transaction is clear.

39.	Follow internal procedures in place to guide the reporting of complaints.

COMMITMENT TO ETHICAL BUSINESS CONDUCT AND PRACTICES

PROTECTING THE COMPANY’S ASSETS AND RESOURCES

The company’s assets are to be used only for legitimate business purposes.

The company’s assets are meant for business use, not for personal use. We all have a responsibility to protect and safeguard the company’s assets from loss, damage, theft, misuse and waste. If you become aware of loss, damage, theft, misuse or waste of our assets, or have any questions about your proper use of them, you should speak with your supervisor.

The company’s name (including its corporate letterhead and logo), facilities and relationships are valuable assets and must only be used for authorized company business and never for personal activities. Misappropriation of the company’s assets is a breach of your duty to the company and may be an act of fraud against the company. In addition, carelessness or waste of the company’s assets may also be a breach of your duty to the company and could result in your dismissal for cause.

You have a responsibility not to abuse company resources for expense reimbursement. Any requests for reimbursement for authorized company expenses must be for legitimate business expenses and such expenses should be documented and recorded accurately. If you are unsure whether a certain expense is legitimate, you should speak with your supervisor or refer to the company’s Travel and Entertainment Expense Reimbursement Policy.

Our proprietary and confidential information must at all times be protected.

Our information and records are valuable corporate assets and must be managed with due care. We must each take steps to protect the company’s proprietary and confidential information from disclosure. This includes all memos, notes, lists, records and other documents (and copies of each of these) that you make or compile relating to the company’s business. All of these are to be delivered to the company promptly after your employment ceases or at any time upon the company’s request, and your obligation to protect this information continues after you leave the company.

During the course of, or related to, your employment with the company, you may be involved in the creation, development or invention of intellectual property, which includes but is not limited to, ideas, concepts, methods, processes, inventions, confidential information and trade secrets, works of authorship, trademarks, service marks and designs. All such intellectual property and the rights therein, such as copyrights and patents, will be owned by the company. You are responsible for cooperating with the company and providing all necessary assistance to ensure that all such intellectual property and related rights become the exclusive property of the company, including by providing the company with such assignments, waivers and other documents as may be requested.

Others’ proprietary and confidential information must at all times be protected.

We must respect the confidentiality of information regarding other entities, clients and investees, which in many cases we are contractually bound to keep confidential. If you learn of confidential information about another entity, client or investee in the course of your duties at Brookfield, you should protect it the same way that you would protect confidential information about the company.

Disclosure of confidential information can be harmful to the company and could be the basis for legal action against the company and/or the individual responsible for the disclosure. While at Brookfield, if you become aware of confidential information about another entity that you know or suspect has been inadvertently disclosed, seek guidance from internal legal counsel before using or acting upon this information.

Records must be managed properly.

It is critical that we properly maintain our books and records and follow the guidelines set forth in any document retention policies of Brookfield Asset Management or a Controlled Affiliate, as applicable. We must also comply with legal and regulatory requirements that relate to document and record retention and disposition. If you are notified that your documents are relevant to an anticipated or pending litigation, investigation or audit, you must follow the guidance set forth in the notification.

E-MAIL, THE INTERNET, TELEPHONES AND OTHER FORMS OF ORAL AND WRITTEN COMMUNICATION

Use the company’s various forms of communication properly and appropriately.

We provide our employees with access to e-mail, the internet, telephones (office phones and, in some cases, cellular phones) and other forms of communication for business use. All business matters that involve electronic, written communication must be conducted by employees on the company’s email system or through other systems provided by the company (such as Lync).

You must at all times use our e-mail, internet, telephones and other forms of communication appropriately and in a professional manner. While we appreciate the need for limited and occasional use of these tools for personal purposes, your use should not be excessive or detract from your work.

Examples of conduct that are expressly prohibited:

•	Accessing internet sites containing obscene or offensive material;
•	Forwarding e-mails that contain obscene or offensive material; and
•	Sending e-mails that are derogatory or harassing to another person or group of people.

Employees should not email confidential information to their personal email accounts or maintain a copy of any confidential information on their personal computers or other non-work electronic devices (unless the company has installed protective software on such devices). Employees have an obligation to take all reasonable steps to safeguard hard copies of confidential information that are removed from the office for legitimate business purposes (e.g. to be worked with at home or at external meetings). It is important to use discretion when discussing company business in public places such as elevators, restaurants, and modes of public transportation, or when using your phone or email outside of the office. You should also be careful not to leave confidential information in unattended conference rooms or in public places where others can access it. In addition, employees must be vigilant to ensure that the company’s network security is maintained through the appropriate use of passwords.

You should have no expectation of privacy.

When using company-provided technologies such as computers, cell phones and voicemail, you should not expect that the information you send or receive is private. Your activity may be monitored to make sure these resources are used appropriately.

RESPONDING TO MEDIA, PUBLIC AND OTHER INQUIRIES

Do not speak on behalf of the company unless authorized to do so.

As a public company it is important to ensure our communications to the investing public are: (a) timely; (b) full, true and plain; and (c) consistent and broadly disseminated in accordance with all applicable legal and regulatory requirements.

You may not make public statements on Brookfield Asset Management’s behalf unless you have been designated as a “Spokesperson” under its Disclosure Policy. Controlled Affiliates may have their own policy regarding disclosure, and if you are a director, officer or employee at these entities you should comply with such policy. If a shareholder, financial analyst, member of the media, governmental authority or other third party contacts you to request information, even if the request is informal, do not respond to it unless you are authorized to do so. In this event, refer the request to your supervisor or forward the request to an individual at the company employed in investor relations or communications.

Be cautious in your use of social media.

Comments, posts or discussions regarding the company, its customers, clients and investees and information pertaining to any security or investment strategy made through social networks, chat rooms, wikis, virtual worlds and blogs (collectively, “social media”) may be considered advertising under applicable regulations. The company’s social media policy is that, unless you are expressly authorized, you are strictly prohibited from commenting, posting or discussing the company, its customers, clients and investees and information pertaining to any security or investment strategy on any social media. For further detail, you should refer to Brookfield Asset Management’s Internet & Social Media Policy or, if applicable, a comparable policy at a Controlled Affiliate.

CONFLICTS OF INTEREST, FIDUCIARY DUTIES AND PERSONAL BEHAVIOUR

Avoid situations in which your personal interests conflict, may conflict or may appear to conflict with the interests of the company.

In general, a “conflict of interest” occurs when a person’s private interest interferes, or even appears to interfere, in any way, with the interests of the company as a whole. You may have a conflict of interest if you are involved in any activity that prevents you from performing your duties to the company properly, or that may create a situation that would affect your judgment or ability to act in the best interests of the company. While we respect your right to manage your personal affairs and investments and we do not wish to intrude on your personal life, you should place the company’s interest in any business or other matter ahead of any personal interest. For example, no employee should have a significant interest in a business, whether directly, through a family member or other related person that supplies goods or services to, or secures goods or services from, the company, without receiving approval in accordance with the Code.

All employees must specifically comply with the following policy:

Employees who engage third parties that routinely conduct business with the company for the employee’s personal purposes can create real or, at the very least, apparent conflicts of interest. Brookfield Asset Management employees must not, without the prior written consent of the CEO (or, in the case of Brookfield Asset Management’s CEO, without the prior written consent of the Chair of the Brookfield Asset Management Board of Directors (the “Chair”)) hire any vendor, contractor or other third party whom they know routinely supplies goods to or renders services for the company to supply goods to or render services for the employee’s personal purposes if the value of the goods or services to be provided would exceed, individually or in the aggregate, $1,000 in any twelve month period. Such approval is not required for transactions with third parties that are generally available to all employees of the company (for example, transacting with company preferred vendors or taking advantage of the discounts available to employees that are posted on the company’s intranet).

Conflicts of interest can exist in many situations, and our guidance is intended to be illustrative only and does not represent the only activities that could constitute a conflict of interest. The best way to judge whether you have a conflict of interest is to ask yourself if a well-informed person would reasonably conclude that your interest in a matter could in any way influence your decision or performance in carrying out a duty on behalf of the company.

To avoid conflicts of interest, you should identify potential conflicts when they arise and contact the company’s internal legal counsel if you are unsure whether a relationship or transaction poses a conflict or appears to pose a conflict. Brookfield Asset Management directors should consult with the Chair.

Exercise extra caution when managing third party capital.

Officers and employees must be careful to avoid even the appearance of impropriety when dealing with asset management clients or in performing any related activities. In this regard, officers and employees must avoid engaging in any activity that could result in an actual, potential or perceived conflict of interest, and avoid any action that may be perceived as a breach of trust.

Exhibit personal behavior that is consistent with and reinforces a positive image of the company.

Your personal behavior, both inside and outside work, should reinforce a positive public image of the company. It is essential that you use good judgment in all your personal and business dealings both inside and outside your role with the company. You should refrain from engaging in any activities that could hurt the company’s reputation and that could undermine the relationship of trust between you and the company. Employees who have acted in a manner that is unbecoming, that could adversely affect the company’s reputation and that compromises the relationship of trust between the company and the employee will be subject to disciplinary action up to and including termination for cause.

PARTICIPATING IN OUTSIDE INTERESTS

Remember your duties to Brookfield when participating in outside interests.

Investing or otherwise participating in another business may prevent you from adequately discharging your duties to Brookfield. You may never use company resources, including company time or assets, to perform work on behalf of another business or for individual gain. Do not identify yourself with the company while pursuing personal, political or not-for-profit activities unless you obtain the company’s authorization in advance.

Obtain permission before joining the board of directors or similar body of another entity.

Before accepting an appointment to the board or a committee of any non-Brookfield entity, officers and employees must receive written approval from the company’s internal legal counsel and Brookfield Asset Management directors must advise the Chair. Directors, officers and employees are permitted, however, to serve on boards of charities or nonprofit organizations or small, private family businesses that have no relation to the company and its businesses. Prior approval is not required for these types of situations, however, you should only accept such a position if it does not interfere with your ability to perform your duties to Brookfield. If you hold a position with a charity or nonprofit organization and if you speak publicly for the entity, you should ensure that you are seen as speaking on behalf of the entity or as an individual, and not on behalf of the company.

Do not take corporate opportunities as your own personal opportunities.

You are prohibited from taking personal advantage of a business or investment opportunity that you become aware of through your work at Brookfield. You owe a duty to the company to advance its legitimate interests when the opportunity arises and you must not compete with the company in any way.

ACCURACY OF BOOKS AND RECORDS; PUBLIC DISCLOSURES

Ensure that the books and records of the company are complete and accurate.

The books and records of the company must reflect in reasonable detail all its transactions in order to permit the preparation of financial statements that give an accurate picture of our operations and financial position. Employees must never conceal information from the auditors of Brookfield Asset Management or a Controlled Affiliate, as applicable, internal audit’s compliance personnel, or the audit committee of the board of Brookfield Asset Management or a Controlled Affiliate, as applicable. In addition, it is unlawful for any person to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant who is auditing our financial statements.

Ensure that all business transactions are properly authorized.

The company’s contracts and agreements govern our business relationships. Because the laws governing contracts and agreements are numerous and complicated we have put in place policies and procedures to ensure that any contract entered into by and on behalf of the company has the appropriate level of approval. As a result, employees who enter into contracts or agreements on behalf of the company, must have proper authorization, including internal legal review where required by policy or practice, prior to the execution of any contract or agreement.

Ensure that the company provides fair and accurate public disclosure.

All employees who are responsible for the preparation of the company’s public disclosures, or who provide information as part of the process, have a responsibility to ensure that disclosures of information are made honestly and accurately. It is the duty of employees to be aware of and properly report any of the following: (a) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (b) deficiencies in, or noncompliance with, internal accounting controls; (c) misrepresentation or false statements in any public disclosure document, such as annual and quarterly reports, prospectuses, information/proxy circulars and press releases, including statements to or by an officer or employee regarding a matter contained in the financial records, financial reports or audit reports; or (d) deviations from full and fair reporting of the company’s financial condition. Refer to the “Reports and Complaints” section of the Code for further information on how to make a report.

FAIR DEALING

Deal fairly with the company’s stakeholders.

You must deal fairly with the company’s securityholders, customers, clients, investees, suppliers and competitors. Our reputation requires us to not engage in any sort of illegal or unethical conduct when competing.

COMMITMENT TO A HEALTHY AND PRODUCTIVE WORK ENVIRONMENT

DISCRIMINATION AND HARASSMENT-FREE ENVIRONMENT

Be committed to creating a tolerant work environment free from discrimination.

All directors, officers and employees must ensure that the company is a safe and respectful environment, free of discrimination and harassment, where high value is placed on equity, fairness and dignity. The company has zero tolerance for workplace discrimination and harassment, and all directors, officers and employees must be committed to preventing an inhospitable work environment. Discrimination is the denial of opportunity through differential treatment of an individual or group. It does not matter whether or not discrimination is intentional; it is the effect of the behaviour that results in it being discriminatory. Discrimination on the basis of age, colour, race, religion, gender, marital status, ancestry, sexual orientation, national origin, disability, veteran status or any other characteristic protected by law is prohibited.

Be committed to creating a workplace free from harassment.

Harassment generally means offensive verbal or physical conduct that singles out a person to the detriment or objection of that person. Harassment covers a wide range of conduct, from direct requests of a sexual nature to insults, disparaging remarks, offensive jokes or slurs, all of which result in an inhospitable work environment. Harassment may occur in a variety of ways and may, in some circumstances, be unintentional. Regardless of intent, all harassment negatively affects individual work performance and our workplace as a whole, and it will not be tolerated.

You have a duty to report discrimination and harassment.

If you experience or become aware of an act of discrimination or harassment, you have a duty to the company and your fellow employees to report it. An employee should report discrimination in accordance with the “Reports and Complaints” section of the Code. Complaints of discrimination or harassment will be taken seriously and will be investigated. Any employee found to be harassing or discriminating against another individual, or any employee who knowingly condones the discrimination or harassment of another individual, will be subject to disciplinary action up to and including termination for cause. The company reserves the right to discipline employees who knowingly make a false accusation about an innocent party; however, you will not face retaliation for making a good faith report, or assisting or cooperating in the investigation of a complaint.

SAFE WORKING CONDITIONS

Be committed to ensuring the health and safety of fellow directors, officers and employees.

We all have the right to work in an environment that is safe and healthy. In this regard, employees must:

(a)	comply strictly with all occupational, health and safety laws and internal procedures;
(b)	not engage in illegal or dangerous behaviours, including any acts or threats of violence, even in a seemingly joking manner;
(c)	not possess, distribute or be under the influence of illicit drugs while on company premises or when conducting company business; and
(d)	not possess or use weapons or firearms or any type of combustible material in the company’s facilities, or at company-sponsored functions.

The company has zero tolerance towards unsafe behaviour of any kind. If you or someone you know is in immediate danger of serious bodily harm, first call local law enforcement authorities and then report the incident in accordance with the “Reports and Complaints” section of the Code.

SAFEGUARD EMPLOYEE INFORMATION

Protect one another’s private personal data.

While at Brookfield, you may in the ordinary course provide sensitive personal, medical and financial information to the company. Those with access to this information have an obligation to protect it, whether in paper or electronic format, and use it only to the extent necessary to do their work in accordance with applicable law.

Common examples of confidential employee information include:

•	Benefits information;
•	Compensation information;
•	Medical records; and
•	Contact information, such a home address and personal telephone numbers.

COMMITMENT TO LEGAL AND REGULATORY COMPLIANCE

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Know and comply with all laws, rules and regulations applicable to your position.

Many of the company’s activities are governed by laws, rules and regulations that are subject to change. If you have questions about the applicability or interpretation of certain laws, rules or regulations relevant to your duties at Brookfield you should consult the company’s internal legal counsel. In the event a local law, custom or practice conflicts with the Code you must adhere to whichever is most stringent. If you know of a practice that does not comply with governing laws, rules or regulations, you have a duty to report it.

Ignorance of the law is not, in general, a defence to breaking the law. We expect you to make every reasonable effort to become familiar with laws, rules and regulations affecting your activities and to comply with them. If you have any doubts as to the applicability or interpretation of any law, you should obtain advice from the company’s internal legal counsel.

Respect the intellectual property of others.

Intellectual property laws protect many materials you use in the course of your duties. Examples that may include the intellectual property of others are computer software, books, audio or DVDs, trade journals and magazines. It is illegal to reproduce, distribute or alter intellectual property without the express permission of its owner. This includes such activities as copying, installing or otherwise using software in a manner that violates the license agreement for that software, or downloading any materials on company-provided computers and devices that may infringe on the intellectual property rights of others.

SECURITIES LAWS, INSIDER TRADING AND TIPPING

While at Brookfield, you may have access to or become aware of material nonpublic information, either about Brookfield Asset Management, a Controlled Affiliate or an unrelated publicly-traded entity. You must not use this information to gain a financial advantage for yourself or others. Doing so is not only a violation of the Code that will result in immediate termination for cause, but is also a serious violation of securities laws and will expose any individuals involved to potential civil and criminal prosecution. If you have questions about securities laws, insider trading and/or tipping, contact the company’s internal legal counsel.

Do not trade in the company’s securities and in any other publicly-traded securities if you possess material nonpublic information.

As a rule, if you have material nonpublic information about any publicly-traded entity and you buy or sell its securities before the information is public then you will have violated insider trading laws.

GUIDANCE:

Materiality – Information about an entity is “material” if a reasonable investor would consider the information important when deciding to buy, sell or hold that entity’s securities.

Nonpublic – Information is “nonpublic” until it has been disclosed and adequate time has passed for the securities markets to digest the information.

Common examples of material nonpublic information include: (i) advance notice of changes in senior management; (ii) unannounced mergers or acquisitions; (iii) pending or threatened litigation; and (iv) nonpublic financial results.

If you are not sure whether information is “material” or “nonpublic”, consult with the company’s internal legal counsel for guidance before engaging in a transaction.

Do not engage in the “tipping” of information.

“Tipping” arises when you disclose material nonpublic information to another person and that person either (i) trades in a security related to the information that you provided or (ii) provides the information to a third person who then makes a trade in a related security. Tipping is a violation of law, even if you do not personally make a trade or otherwise benefit from disclosing the information. You are prohibited from disclosing material nonpublic information to others outside Brookfield, including relatives and friends. You should also refrain from discussing material nonpublic information with other employees at Brookfield unless they have a business need to know this information.

Do not trade during a blackout period.

Trading blackout periods apply to all directors, officers and employees, and generally occur during periods when financial statements are being prepared but results have not yet been generally disclosed. Regular blackout periods at both Brookfield Asset Management and Controlled Affiliates generally commence at the close of business on the last business day of a calendar quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. Blackout periods may also be prescribed from time to time as a result of special circumstances relating to Brookfield Asset Management or a Controlled Affiliate. When Brookfield Asset Management or a Controlled Affiliate imposes internal trading restrictions no director, officer or employee at Brookfield is permitted to trade in a blacked-out Brookfield security until the restriction has been lifted.

Personal trading pre-clearance and reporting.

All officers and employees (and their family members) who are physically situated in a Brookfield Asset Management corporate head office (Toronto, Canada, New York, USA, London, UK, Rio de Janeiro, Brazil, Sydney, Australia, Dubai, UAE, Hong Kong and Mumbai, India) are expected to pre-clear trades in both Brookfield and non-Brookfield securities. Further, certain employees directly involved with the Company’s private funds business are considered “Access Persons” and have enhanced restrictions applied to their personal trading in accordance with applicable U.S. laws. All non-employee directors are expected to pre-clear trades in the securities of Brookfield Asset Management and Controlled Affiliates only.

All senior managing partners and directors of Brookfield Asset Management are also considered to be reporting insiders of Brookfield Asset Management under applicable securities laws. Within two (2) business days of making any trade in a Brookfield security, a senior managing partner or director of the company is required to report the trade to internal legal counsel so that the appropriate insider report may be prepared and publicly filed.

For more information on the company’s policies on personal trading, including available exemptions to trading preclearance, please refer to the Personal Trading Policy.

ZERO TOLERANCE APPROACH TO MONEY LAUNDERING

We must prevent the use of our operations for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities.

The company is strongly committed to preventing the use of its operations for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities. Accordingly, the company will take such actions as it deems appropriate from time to time in order to comply with applicable anti-money laundering laws, such as the Bank Secrecy Act (U.S.), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (U.S.), the regulations administered by U.S. Department of Treasury’s Office of Foreign Asset Control, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Proceeds of Crime Act (U.K.).

Jurisdictions may publish lists of individuals, entities and organizations that the company is prohibited from accepting funds from or distributing funds to under applicable anti-money laundering laws. Employees are expected to use reasonable care to verify that counterparties are not owned or controlled by, or acting on behalf of, sanctioned governments, groups, individuals or others. This includes requiring counterparties to make anti-money laundering representations in transactional and other documents with the company. Internal legal counsel can, upon request, provide anti-money laundering provisions to be inserted into documents with counterparties.

COMMITMENT TO ANTI-BRIBERY AND CORRUPTION

ZERO TOLERANCE APPROACH TO BRIBERY

Do not give or receive bribes, including “facilitation payments”.

We value our reputation for conducting business with honesty and integrity. It is vital for us to maintain this reputation as it generates confidence in our business by our customers, clients, investees and other persons – which ultimately means it is good for business.

We do not pay bribes in furtherance of our business and do not expect you do so on our behalf. We have a zero tolerance approach towards bribery. This commitment comes from the highest levels of management and you must meet this standard.

A bribe is anything of value that is offered, promised, given or received to influence a decision or to gain an improper or unfair advantage. Bribery may take the form of cash, the exchange of gifts, the granting of loans or the provision of services to those being bribed.

Facilitation payments are also a form of bribe and are, therefore, not permitted. Facilitation payments are small payments made to secure or speed up routine actions or otherwise induce public officials or other third parties to perform routine functions they are otherwise obligated to perform, such as issuing permits, approving immigration documents or releasing goods held in customs. This does not include legally required administrative fees or fees to fast-track services.

Refer to the company’s Anti-Bribery and Corruption Program for further details.

DEALING WITH OFFICIALS

Always take into account the sensitivity and scrutiny involved in all our interactions with any public officials when applying this policy.

There is increased sensitivity and scrutiny of dealings with public officials because this has traditionally been an area where bribery activity is more likely to occur. Be cognizant of these risks in your dealings and interactions with public officials and consider how your actions may be viewed. For example, many jurisdictions have laws restricting gifts (e.g., meals, entertainment, transportation, lodging or other things of value) made to public officials and any gift, no matter how innocent, may be viewed as an attempt to influence the official.

A “public official” is any person who is employed by or is acting in an official capacity for a government, a department, agency or instrumentality of a government, or a public international organization. This includes elected or appointed persons who hold legislative, administrative or judicial positions such as politicians, bureaucrats and judges. It also includes persons who perform public functions such as professionals working for public health agencies, water authorities, planning officials and agents of public international organizations such as the UN or World Bank. A “public official” may also include employees of government-owned or controlled businesses, including sovereign wealth funds. For example, if a government has an interest in a bank and exercises control over the activities of that bank, then the banking officials are likely to be considered “public officials”.

AGENTS, CONTRACTORS AND SUPPLIERS

Joint venture partners, agents, contractors and suppliers are not permitted to pay bribes on our behalf.

The company may be prosecuted for failing to prevent bribery by a person associated with it. This includes any person or entity that performs services for or on behalf of the company. Employees should avoid doing business with partners, agents and contractors who do not have a zero tolerance approach to bribery.

This means due diligence should be undertaken on contractors, partners and agents to establish their anti-bribery credentials, where warranted by the assessed level of risk. This could include informing these persons (and associated companies) of the company’s anti-bribery policy, meeting with them to better assess their character, and making commercially reasonable inquiries into their reputation and past conduct. Anti-bribery language should be included in contractor, partner or agency agreements, where appropriate, in consultation with internal legal counsel.

Refer to the company’s Anti-Bribery and Corruption Program for further details.

GIFTS AND ENTERTAINMENT

The giving or receiving of gifts and entertainment should be proportionate and reasonable for the circumstances.

Gifts (e.g. merchandise) given to or received from persons who have a business relationship with the company are generally acceptable, if the gift is reasonable in value, appropriate to the business relationship, and does not create an appearance of impropriety. No cash payments should be given or received. In addition, gifts should not be given to or received from public officials.

Entertainment (e.g. meals, tickets to sporting events or theatre, rounds of golf) given to or received from persons who have a business relationship with the company are generally acceptable, if the entertainment is reasonable in value, appropriate to the business relationship, does not create an appearance of impropriety and if a representative from the sponsoring organization (the party paying for the entertainment) is present at the event.

Gifts and entertainment (including meals) that are repetitive, no matter how small, may be perceived to be an attempt to create an obligation to the giver and should be avoided. Employees should not pay for gifts and entertainment (including meals) personally to avoid having to report or seek approval for it.

Employees should not give or receive “big-ticket” items, such as travel, conference fees, costs for road shows, or event sponsorships, without prior written authorization from internal legal counsel or person(s) designated to provide such authorization.

Employees who do not comply with the requirements set out in the Code may be required to reimburse the company for the value of any gifts or benefits they receive on behalf of the company. In addition, violations of the company’s policies or legal and regulatory requirements in this regard could result in disciplinary action up to and including termination for cause.

Individual business units of the company may develop and implement specific guidelines and procedures in relation to gifts and entertainment in a manner that is proportionate, consistent and appropriate to the particular circumstances of the individual business unit. All such guidelines and procedures must be consistent with the Code and a copy should be provided to the company’s internal legal counsel.

POLITICAL DONATIONS AND LOBBYING

Do not offer contributions to political parties or candidates that might influence, or be perceived as influencing, a business decision.

To ensure that we do not breach the law regarding political donations in any country, all political donations, no matter how small or insignificant, made on behalf of the company (directly or indirectly) must be approved in advance by the person(s) designated to approve such donations. Political donations should not be made on behalf of the company in countries in which we do not have a presence.

Political donations made by individuals on their own behalf should comply with local laws and regulations.

In the U.S., various federal, state, and municipal laws and regulations impose specific restrictions and rules with respect to political contributions, both those made on behalf of the company or made by individuals on their own behalf, which can carry significant penalties for the company for violations. The Brookfield U.S. Political Contributions Policy should be consulted and adhered to before making any political contributions in the U.S. on behalf of the company or by individuals on their own behalf.

Do not engage in any lobbying activities on behalf of the company without specific authorization.

The company encourages its employees, officers and directors to take an active role in public service. However, any participation in this regard is to be undertaken as an individual and not as a representative of the company.

Lobbying activities generally include attempts to influence the passage or defeat of legislation and it may trigger registration and reporting requirements. In many jurisdictions, the definition of lobbying activity is extended to cover efforts to induce rule-making by executive branch agencies or other official actions of agencies, including the decision to enter into a contract or other arrangement.

You should not engage in lobbying activities on behalf of the company without the prior written approval of the company’s internal legal counsel or person(s) designated to approve such activities.

Additionally, the Brookfield U.S. Political Contributions Policy should be consulted and adhered to before undertaking any lobbying activities in the U.S., personally or on behalf of the company.

CHARITABLE DONATIONS

Do not solicit or offer donations to suppliers, vendors or public officials in a manner which communicates that compliance is a prerequisite for future business.

We encourage our directors, officers and employees to contribute personal time and resources to charities and nonprofit organizations. However, unless the solicitation is supported by the company, you are prohibited from using the company name or company stationery for solicitation of donations.

All requests for corporate gifts to charities and other not-for-profit organizations should be approved in advance by the company’s internal legal counsel or person(s) designated to approve such donations. Charitable donations made by individuals on their own behalf should comply with local laws and regulations.

If you are requested by a public official to make a personal donation to a particular charity, please consult with internal legal counsel or person(s) designated to approve such donations before agreeing to or making the donation.

RECORD-KEEPING

Record all our transactions in a complete, accurate and detailed manner so that the purpose and amount of the transaction is clear.

In addition to prohibiting bribery, some anti-bribery legislation, such as the Foreign Corrupt Practices Act, require proper record-keeping and the establishment and maintenance of internal controls. The purpose of these provisions is to prevent companies from concealing bribes and to discourage fraudulent accounting practices.

All transactions must be recorded completely, accurately and with sufficient detail so that the purpose and amount of any such payment is clear. No undisclosed or unrecorded funds or assets of the company should be established for any purpose. False, misleading, or artificial entries should never be made in the books and records of the company for any reason.

COMMITMENT TO COMPLIANCE WITH THE CODE

STATEMENT OF COMPLIANCE

Upon joining Brookfield, each director, officer and employee of the company will be provided with a copy of the Code (or with access to the Code via the company’s intranet) and will be required to sign or electronically certify an acknowledgement. Each director, officer and employee of the company will also be required to re-certify compliance with the Code on an annual basis, either in physical or electronic form. This statement of compliance will also apply to the company’s Personal Trading Policy, Disclosure Policy and other policies referenced in the Code.

Annual execution of a Statement of Compliance with the Code shall be a condition of your continued directorship or employment with the company

REPORTS AND COMPLAINTS

There are procedures in place to guide the reporting of complaints.

You are required to act proactively by asking questions, seeking guidance and reporting any suspected violations with respect to compliance with the Code, other policies and procedures of the company, or any applicable government law, rule or regulation. Internal reporting is critical to the company’s success, and it is both expected and valued.

Unless specific sections of the Code indicate otherwise, if you believe that a violation of the Code or any law, rule or regulation has been or is likely to be committed by you or someone else who is a representative of the company, you have an obligation to promptly report the relevant information.

Employees should report violations of the Code to their supervisor, since their supervisor will generally be in the best position to resolve the issue. However, if you feel uncomfortable approaching your supervisor with your concern, or if you have any specific or general questions, you may contact the company’s internal legal counsel. Brookfield Asset Management directors should promptly report violations to the Chair.

You can always report a complaint through the company’s reporting hotline

Our reporting hotline (the “Reporting Hotline”) is managed by an independent third party called the Network. The Reporting Hotline allows anyone to call anonymously to report suspected unethical, illegal or unsafe behaviour in English and other languages. The Reporting Hotline is available toll-free, 24 hours a day, 7 days a week. Refer to the “Contact Information” section of the Code for the Reporting Hotline phone numbers by jurisdiction

The most important thing to remember when dealing with any matter that may be caught under the terms and provisions of the Code is: If you have any doubt you should ask for assistance.

TREATMENT OF REPORTS AND COMPLAINTS

Complaints will be kept confidential.

Confidentiality of reported violations will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review and subject to applicable law. We would prefer that you identify yourself to facilitate our investigation of any report; however, if you do not feel comfortable doing so you can make an anonymous report.

When making a report, please include specific details, including back-up documentation where feasible, in order to permit adequate investigation of the concern or conduct reported. Vague, nonspecific or unsupported allegations are inherently more difficult to pursue.

Complaints will be catalogued and reported on internally to the appropriate company function.

The party receiving the complaint must make a record of its receipt, document how the situation was dealt with and file a report with Brookfield Asset Management’s or a Controlled Affiliate’s Chief Internal Auditor, as applicable. The Chief Internal Auditor will retain all such reports, and will also maintain a separate log that tracks the receipt, investigation and resolution of reported complaints specifically related to accounting controls, auditing and disclosure matters. Based on this log, the Chief Internal Auditor will periodically compile a comprehensive summary of all of these types of complaints and the corrective actions taken, and will bring the summary to the attention of the appropriate committee of the board of directors of Brookfield Asset Management or a Controlled Affiliate, in accordance with the governance practices of the applicable entity.

The Chief Internal Auditor will bring all complaints or reported violations related to applicable securities laws to the company’s internal legal counsel, who will investigate such complaints and report internally and externally in accordance with applicable laws and internal governance practices.

You will not experience retribution or retaliation for a complaint made in “good faith”.

No retribution or retaliation will be taken against any person who has filed a report based on the reasonable good faith belief that a director, officer or employee of the company has engaged, or is about to engage, in criminal conduct or conduct in violation of the Code, other policies and procedures of the company, or any applicable government law, rule or regulation. Your report will be accepted as good faith compliance with the Code, but does not necessarily absolve you (if you are involved) or anyone else of the breach or suspected breach of the Code.

The company reserves the right to discipline you if you make an accusation without a good faith, reasonable belief in the truth and accuracy of the information or if you knowingly provide or make false information or accusations. “Reasonable belief” does not mean that the information that you provide has to be correct, but it does mean that you must reasonably believe that the information is truthful and demonstrates a possible violation of the Code.

If an employee believes that they have been unfairly or unlawfully retaliated against, they may file a complaint with their supervisor or the company’s internal legal counsel. If they believe that the complaint concerning retaliation cannot be appropriately addressed in this manner, they should call the Reporting Hotline using the information in the “Contact Information”.section of the Code.

DISCIPLINARY ACTION FOR CODE VIOLATIONS

We will impose discipline for each Code violation that fits the nature and particular facts of the violation. If you fail to comply with laws or regulations governing the company’s businesses, the Code or any other company policy or requirement, you may be disciplined up to and including immediate termination for cause and, if warranted, legal proceedings may be brought against you.

WAIVERS AND AMENDMENTS

A waiver of the Code will be granted only in very exceptional circumstances. Exceptions for Brookfield Asset Management’s employees (other than Brookfield Asset Management’s CEO) must be approved by the CEO and exceptions for the CEO must be approved by the Chair. A waiver of the Code (or similar instrument) for an employee of a Controlled Affiliate may granted in accordance with the policies of the Controlled Affiliate, as consistent with the Code.

The Brookfield Asset Management Board of Directors reviews the Code on at least an annual basis and must approve any amendments to the Code.

CONTACT INFORMATION

REPORTING HOTLINE

North America – 800-665-0831

Australia – 1800-152-863

New Zealand – 0800-443-938

United Kingdom – 0808-234-2210

Brazil – 0800-891-3867

France – 0800-91-2964

Two-Stage Dialing

United Arab Emirates – 0800-121 then 800-795-2716

India – 000-117 then 800-795-2716

Collect – Worldwide – 770-613-6339

INTERNAL CONTACTS – BROOKFIELD ASSET MANAGEMENT

Internal Legal Counsel

A.J. Silber

Vice President, Legal Affairs & Corporate Secretary

Brookfield Place, Suite 181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

Email: aj.silber@brookfield.com

Telephone: (416) 359-8598

Chief Executive Officer J. Bruce Flatt Brookfield Place, Suite 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Email: bflatt@brookfield.com Telephone: (416) 359-8647

Chief Internal Auditor Richard Maingot Brookfield Place, Suite 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Email: richard.maingot@brookfield.com Telephone: (416) 369-2741	Chair of the Board of Directors The Hon. Frank J. McKenna Brookfield Place, Suite 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Telephone: (416) 363-9491

LEGAL NOTICE

The Code serves as a reference to you. The company reserves the right to modify, suspend or revoke the Code and any and all policies, procedures, and programs in whole or in part, at any time. The company also reserves the right to interpret and amend the Code and these policies in its sole discretion as it deems appropriate. Any amendments to the Code will be disclosed and reported as required by applicable law.

The company employs both non-union and union employees. If the terms and policies of the Code conflict with a specific provision of a collective bargaining agreement governing the wages, terms and conditions of employment for union- represented employees, the collective bargaining agreement will prevail; if a collective bargaining agreement is silent with respect to an area addressed in the Code, or if the Code supplements the terms and provisions of a collective bargaining agreement, union-represented employees are expected to abide by the Code.

Neither the Code, any of the policies referred to herein nor any statements made by any employee of the company, whether oral or written, confer any rights, privileges or benefits on any employee, create an entitlement to continued employment at the company, establish conditions of employment for the benefit of the employee, or create an express or implied employment contract of any kind between employees and the company. In addition, all employees should understand that the Code does not modify their employment relationship, whether at will or governed by a written contract.

The Code is posted on our website and intranet. The version of the Code on our website and intranet may be more current and up-to-date and supersedes any paper copies, should there be any discrepancy between paper copies and what is posted online.